

July 28, 2010

Mr. Joseph Brown
Chief Executive Officer
MBIA INC.
113 King Street
Armonk, NY 10504

Re: **MBIA INC.**
        Form 10-K for the year ended December 31, 2009
        Form 10-Q for the Quarter ended March 31, 2010
        Schedule 14A filed March 18, 2010
        File No. 001-9583

Dear Mr. Brown:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing. We may also have further comments regarding C. Edward Chaplin's July 22, 2010 response to our June 30, 2010 letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 25
There can be no assurance that we will be successful, or that we will not be delayed, in enforcing the agreements… page 26

1. You disclose that it is uncertain how the contractual provisions will be interpreted by the courts in the event of an action for enforcement. Please expand your disclosure to explain why you disclose that it is uncertain how such provisions will be interpreted by the courts. For example, are the specific circumstances in which you are seeking to recover novel or not frequently litigated?

2. You also disclose that successful challenges to the ineligible mortgage loans identified within your RMBS by the sellers/servicers could result in you recovering less than the amount of your estimated recoveries. To the extent you are aware, please disclose the approximate amount which each defendant has accrued in response to the litigation disclosed under the heading "Recovery Litigation" starting on page 41.

Consolidated Financial Statements
Note 6: Investments, page 172

3. You have non-agency residential mortgage-backed securities (RMBS) and asset-backed collateralized debt obligations (ABS CDO) that have been in unrealized loss position for longer than 12 months and these losses represent 46% and 52% of their amortized costs, respectively. Furthermore, your tables on pages 118 and 119 show that $320 million and $223 million unrealized losses in collateralized and home equity RMBS and ABS CDO, respectively, relate to securities below investment grade and represent 41% and 75% of their amortized costs, respectively. Please revise your disclosure to explain why you believe these unrealized losses are not indicative of credit losses and are recoverable. Your discussion should specifically address:
    *   Whether the unrealized losses are credit related, in light of their duration, severity and rating;
    *   The factors contributing to the unrealized losses; and
    *   How the underlying expected cash flows may have changed from when the transactions were originated.

Schedule 14A filed March 18, 2010

Compensation Discussion and Analysis, page 11

4. Please confirm that in your 2011 proxy statement you will discuss Mr. Brown's and/or your committee's evaluation of the achievement of each objective you discuss and provide a discussion of how the level of achievement will affect the actual bonuses to be paid. In your 2010 proxy statement, it appears that you have not disclosed the following information that should be included in future proxy statements:
    *   The evaluation of each company objective and how you arrived at the performance score disclosed on pages 14 and 15;
    *   The evaluation of the key performance objectives for Mr. Brown and how you arrived at a bonus of $1,500,000 on page 15;
    *   The evaluation of each executive that lead to the "10" and "11" ratings and how the actual incentive bonus payouts disclosed in the table on page 16 were determined; and
    *   The evaluation of Mr. Sonkin's performance that led to the additional two cash payments and why the other two cash payments were not paid.

Form 10-Q for the Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 79

5. You disclose that you analyze adjusted book value per share, a non-GAAP measure, which includes the net present value of expected future cash inflows and outflows and eliminates certain GAAP timing differences. Please address the following:
    - Please revise your reconciliation provided under Item 10(e)(1)(i)(B) of Regulation S-K to clearly indicate how the book value per share reconciles to your shareholders equity. In this regard, it appears that book value per share may be determined by dividing total shareholder's equity of MBIA Inc, exclusive of non-controlling interests, by basic and diluted weighted average shares outstanding.
    - Please explain to us how you determined your net unearned premium revenue reconciling item. In your response, please explain whether you include premiums receivable in this reconciling item and, if not, why you do not.
    - Please explain to us why you apply a 12% factor to net unearned premium revenue to determine the loss provision reconciling item.

Residential Mortgage Exposure, page 99

6. On page 101 you disclose a table of 23 HELOC, CES and Alt-A securitizations for which you made claim payments through March 31, 2010. You disclose that this table excludes securitizations related to consolidated VIEs. Please revise your disclosure to present all securitizations, including those related to consolidated VIEs, consistent with your presentation that appears on page 85 of your 2009 Form 10-K or explain to us why you cannot provide that information. To the extent you do not have timely access to the information from your consolidated VIEs, please explain to us how you are able to make reasonable estimates of expected claim payments and potential expected recoveries for those securitizations.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant